UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

APOLLO GOLD CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

03761E102

(CUSIP Number)

February 8, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03761E102	13G	Page 2 of 5 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AURAMET TRADING, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 3,217,000 Common Shares 6. SHARED VOTING POWER Not applicable. 7. SOLE DISPOSITIVE POWER 3,217,000 Common Shares 8. SHARED DISPOSITIVE POWER Not applicable.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,217,000 Common Shares

10.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5%

12.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).	Name of Issuer

The name of the issuer is Apollo Gold Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices

The address of the issuer’s principal executive offices is 5655 S. Yosemite Street, Suite 200, Greenwood Village, CO, 80111-3220

Item 2(a).	Name of Person Filing

Auramet Trading, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence

2 Executive Drive, Suite 645
Fort Lee, New Jersey 07024

Item 2(c).	Citizenship

Delaware, USA

Item 2(d).	Title of Class of Securities

Common Shares

Item 2(e).	CUSIP Number

03761E102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned by the individual: 3,217,000 Common Shares

(b)	Percent of class: Less than 5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item (a) above.

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: See Item (a) above.

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

AURAMET TRADING, LLC

	By:	/s/ Justin M. Sullivan

Name: Justin M. Sullivan Title: Chief Operating Officer